

Mail Stop 4561

February 11, 2016

William J. Weber
President and Chief Executive Officer
The KEYW Holding Corporation
7740 Milestone Parkway, Suite 400
Hanover, MD 21076

      Re: **The KEYW Holding Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2014
             Filed March 9, 2015
             Form 10-Q for Quarterly Period Ended September 30, 2015
             Filed November 9, 2015
             File No. 001-34891

Dear Mr. Weber:

We have reviewed your January 4, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2015 letter.

Form 10-K for the Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 15. Segment Information, page F-25

1.   We note your proposed disclosure in response to prior comment 7. We further note that you previously reported goodwill by segment within your segment information footnote. It does not appear that this goodwill information is provided in your proposed disclosure to be included in future filings. Please clarify if this information will be included. Refer to FASB ASC 350-20-50-1.

Form 10-Q for the quarterly period ended September 30, 2015

Note 1. Summary of Significant Accounting Policies

Goodwill, page 9

2.   We have reviewed your response to prior comment 8. Please address the following items:

- Please reconcile the difference between the fair value determination of your two reportable units as of your 2014 annual goodwill impairment assessment to your current market capitalization and explain any large deviations.

- Your response indicates that you determined that there were no significant changes in the economic characteristics of your reporting units. Please explain how you made this conclusion given the sustained and increasing losses each quarter in your Commercial Cyber Solutions segment. Refer to FASB ASC 350-20-35-3A through 35-3G.

- In light of the continued operating losses in your Commercial Cyber Solutions segment, further explain when you forecasts profitability and provide us with growth expectations for revenue and Adjusted EBITDA for this segment.

- Please explain in sufficient detail how your projected growth rates for revenue and operating margins in the forecasts for both reporting units compare with your competitors and how you determined that the margins were market participant assumptions. Explain further if the forecasts have changed in light of the losses each period. Explain your processes for reassessing forecasts. Refer to FASB ASC 350-20-35-22 through 35-24.

- Explain the risk factors that you considered in determining a discount rate for the Commercial Cyber Solutions reporting unit. Tell us the discount rate used and explain how it compares with other market participants. Further explain if you included additional risk factors for transitioning into a commercial market, given you only has beta customers. Tell us if you have been successful in converting these beta customers in the commercial market with substantial success.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services